Exhibit 99.77(c)

ITEM 77C - Matters submitted to a vote of security holders

1.	An annual meeting of shareholders of Voya Global Advantage and Premium Opportunity Fund was held on July 7, 2016 to: 1) elect 4 nominees to the Board of Trustees of Voya Global Advantage and Premium Opportunity Fund.

	Proposal	Shares Voted For	Shares Voted Against or Withheld	Shares Abstained	Broker non-vote	Total Shares Voted
John V. Boyer	1	15,993,947.600	546,619.000	0.000	0.000	16,540,566.600
Patricia W. Chadwick	1	15,988,277.600	552,289.000	0.000	0.000	16,540,566.600
Sheryl K. Pressler	1	16,041,945.600	498,621.000	0.000	0.000	16,540,566.600
Christopher P. Sullivan	1	16,053,981.600	486,585.000	0.000	0.000	16,540,566.600

Proposal passed.